EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2008	2007	2006	2005	2004	2003

Consolidated pretax income before cumulative effect of a change in accounting principle	$2,029.8	$3,876.8	$3,418.0	$2,717.5	$2,941.9	$3,261.7

Interest[1]	185.4	322.5	344.8	245.7	162.9	121.9

Less interest capitalized during the period	(39.0)	(94.2)	(106.7)	(140.5)	(111.3)	(60.9)

Earnings	$2,176.2	$4,105.1	$3,656.1	$2,822.7	$2,993.5	$3,322.7

Fixed charges	$185.4	$322.5	$344.8	$245.7	$162.9	$121.9

Ratio of earnings to fixed charges	11.7	12.7	10.6	11.5	18.4	27.3

[1]	Interest is based upon interest expense reported as such in the consolidated income statement and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.